AMENDMENT TO investment advisory and service agremeent

This Amendment dated as of the ___ day of _______________, is made and entered into by and between Capital Group Emerging Markets Total Opportunities Fund, a Delaware statutory trust (the “Trust”) and Capital Guardian Trust Company, a California corporation (the “Investment Adviser”)

Witnesseth:

WHEREAS, there is now in effect an Investment Advisory and Service Agreement dated November 1, 2011 (the “Agreement”), between the Trust and the Investment Adviser, providing for research portfolio management services and administrative services to be furnished to the Trust by the Investment Adviser on certain terms and conditions and subject to certain provisions set forth therein;

WHEREAS, the Trust changed its name from Capital Emerging Markets Total Opportunities Fund to Capital Group Emerging Markets Total Opportunities Fund; and

WHEREAS, the Trust and the Investment Adviser desire to amend the aforementioned Agreement to reflect the name change.

NOW, THEREFORE, the parties agree as follows:

  Effective ___________________, the Agreement is amended to name “Capital Group Emerging Markets Total Opportunities Fund” as a party to the Agreement, and each instance of “Capital Emerging Markets Total Opportunities Fund” shall instead read “Capital Group Emerging Markets Total Opportunities Fund” in the Agreement.

  All other provisions of the Agreement remain in effect without change.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed in duplicate original by their officers thereunto duly authorized, as of the day and year first above written.

CAPITAL GUARDIAN TRUST COMPANY	CAPITAL GROUP EMERGING MARKETS TOTAL OPPORTUNITIES FUND

By: _______________________________ Peter C. Kelly Senior Vice President and Senior Counsel	By: ________________________________ John S. Armour President and Principal Executive Officer